Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
ATTN: Catherine De Lorenzo

Re: Connect Invest II LLC
Offering Statement on Form 1-A
Post-qualification Amendment No. 1
Filed September 12, 2025
File No. 024-11466

Dear Division of Corporation Finance,

We, Connect Invest II, LLC, wish to withdraw our filing of the Post-Qualification Amendment to the Offering Statement on Form 1-A, File No. 024-11466 (the “Offering”), in response to the letter received from you on September 18, 2025 (the “Letter”). Since September 1, 2025, we have not sold any securities under the Offering. We wish to withdraw this Offering to file a new Offering Statement on Form 1-A pursuant to your instructions in the Letter.

Sincerely,

/s/ Mason Weiler

Mason Weiler
Connect Invest II, LLC
Vice President - Accounting